SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FA	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES FOUNDED 1866	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

                    May 25, 2010

VIA EDGAR

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendment to the Registration Statement on Form N-1A of BlackRock Funds (the “Trust”)

Dear Mr. Ganley:

     On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 134 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

     The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on May 25, 2010.

     The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

     The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 23, 2010 regarding the Trust’s Post-Effective Amendment No. 130 to its Registration Statement filed with the Commission on March 8, 2010 for the purpose of adding a new series to the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

May 25, 2010

Comment 1: The Staff suggests that the Fund consider changing its name. The Staff is concerned that investors may be confused by the Fund’s name and think that the Fund invests directly in gold and other precious metals.

Response: The Fund does not believe its name will be confusing to investors and is in line with the names of its competitor funds.

Comment 2: On the cover of the prospectus, please disclose the ticker symbol for the Fund once it receives a ticker symbol.

Response: The ticker symbols have been added to the cover of the prospectus and statement of additional information.

Comment 3: In the Fee Table, please present “Other Expenses of the Subsidiary” as a sub-caption of “Other Expenses.”

Response: The requested change has been made.

Comment 4: Does the Fund intend to include the fees and expenses of the Subsidiary in the “Acquired Fund Fees and Expenses” line item in the Fee Table?

Response: The “Acquired Fund Fees and Expenses” line item in the Fee Table will include the fees and expenses of exchange traded funds and other investment companies in which the Fund invests. This line item will not include the fees and expenses of the Subsidiary.

Comment 5: The Staff continues to object to the first footnote that discusses the CDSC payable under certain circumstances upon the redemption of Investor A Shares.

Response: The Fund respectfully declines to delete footnote 1 to the Fee Table. The Fund refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of BlackRock Global SmallCap Fund, Inc. (File Nos. 033-63399 and 811-07171) by Willkie Farr & Gallagher LLP, which discusses the Fund’s rationale for not deleting footnote 1 to the Fee Table.

Comment 6: The Fund should delete the footnote to the Fee Table describing the Subsidiary.

Response: The requested change has been made.

Comment 7: On the second line of the “Principal Investment Strategies of the Fund” section in the Summary, it states that “[g]enerally, a company is considered a “gold-related company” when, at the time of purchase, at least 50% of the non-current assets, capitalization, gross revenues or operating profits of the company in the most recent or current fiscal year are involved in or result from (directly or indirectly through subsidiaries) gold-mining and/or other

May 25, 2010

related activities, including but not limited to, exploring for, extracting, refining or processing gold.” The Staff asks that the Fund delete “[g]enerally” from the beginning of this sentence. If the Fund has other definitions it uses for “gold-related company,” the Fund should provide the other definitions.

Response: The requested change has been made, and the word “[g]enerally” has been deleted from the sentence.

Comment 8: Subsidiary. The Staff requests that the Fund make certain representations about the Subsidiary. Such representation include:

a)	The adviser of the Subsidiary will have a Section 15 contract with the Subsidiary.

b)	The Subsidiary has an independent board of directors that complies with Section 10 of the 1940 Act.

c)	The officers and directors of the Subsidiary will sign the registration statement of the Trust with respect to the Fund.

d)	The Subsidiary has designated an agent for the service of process in the United States.

e)	The financial statements of the Subsidiary will be presented with the financial statements of the Fund. The Staff notes that, if the Fund wishes to consolidate the financial information of the Fund and the Subsidiary, the Fund should first seek approval from the Chief Accountant.

The Staff also notes that the holdings of the Subsidiary will be treated as holdings of the Fund for purposes of investment restrictions and limitations.

The Staff would like to know if the adviser of the Subsidiary will be an affiliate of BlackRock. If so, please consider whether the Fund will ask that the Subsidiary not be required to have a board of directors that complies with the 1940 Act or a Section 15 advisory contract since the Subsidiary will be operating subject to the oversight of the Board of Trustees of the Trust.

Response: The Subsidiary will not have an advisory contract with BlackRock that complies with Section 15 of the 1940 Act, nor will the Subsidiary have a board of directors that complies with Section 10 of the 1940 Act. Instead, the Subsidiary’s board will consist of two interested directors who also serve as interested members of the Trust’s Board of Trustees.

     However, as stated in the “Subsidiary Risk” disclosure, the Fund wholly owns and controls the Subsidiary, and the Fund and the Subsidiary are both managed by BlackRock,

May 25, 2010

making it unlikely that the Subsidiary will take action contrary to the interests of the Fund and its shareholders. Additionally, as disclosed in the Registration Statement, the Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. Therefore, BlackRock, in managing the Subsidiary’s portfolio, is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. The Fund’s Chief Compliance Officer oversees implementation of the Subsidiary’s policies and procedures, and makes periodic reports to the Board of Trustees of the Trust regarding the Subsidiary’s compliance with its policies and procedures. The Fund and Subsidiary test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Subsidiary complies with asset segregation requirements to the same extent as the Fund. As a result, although the Subsidiary does not have a board of directors that complies with the 1940 Act, the Subsidiary operates subject to the oversight of the Board of Trustees of the Trust.

     As noted in the Registration Statement, the financial statements of the Subsidiary will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports

Comment 9: The end of the “Principal Investment Strategies of the Fund” section in the Summary states that the “Fund seeks to invest in companies that offer the best exposure to metals and minerals prices within an acceptable risk level, through the identification of inefficiencies in the market using a mixture of ‘bottom up’ research and an overlay of macro themes.” Please revise this language so that is in plain English.

Response: The requested change has been made. The language now reads as follows: “The Fund attempts to identify inefficiencies in the market by constructing the portfolio to reflect Fund management’s views of the macro-economic environment (relating to the precious metals sector) as well as by using a “bottom up” approach, which entails the fundamental analysis of individual stocks and companies.”

Comment 10: The disclosure in the “Principal Risks of Investing in the Fund” section of the Summary is quite extensive. Please consider whether this disclosure can be shortened, possibly by combining some of the risk factors (i.e., “Concentration Risk”, “Sector Risk” and “Gold and Other Precious Metal Related Securities Risk”).

Response: The Fund has shortened some of the disclosure in the “Principal Risks of Investing in the Fund” section of the Summary. Specifically, it has combined “Concentration

May 25, 2010

Risk” and “Sector Risk” into one risk factor. The Fund does not think it is appropriate to include “Gold and Other Precious Metal Related Securities Risk” in this new combined risk factor.

Comment 11: Consider if “Investment in a Particular Geographic Region or Country Risk –Russia” is really a principal risk of investing in the Fund. If so, please disclose in the “Principal Investment Strategies of the Fund” section that the Fund will be investing in Russia.

Response: The Fund has determined that “Investment in a Particular Geographic Region or Country Risk – Russia” is not a principal risk of investing in the Fund. Disclosure is thus not required to be added to the “Principal Investment Strategies of the Fund” section.

Comment 12: Consider if “Subsidiary Risk” is really a principal risk of investing in the Fund.

Response: The Fund believes that “Subsidiary Risk” is a principal risk of investing in the Fund.

Comment 13: The first sentence in the lead-in paragraph in the “Details About the Fund –Investment Risks” states that this “section contains a summary discussion of the general risks of investing in the Fund.” Since there is a Summary section in the prospectus that contains a summary discussion of the general risks of investing in the Fund, please delete the word “summary” here.

Response: The requested change has been made.

Comment 14: Please include the following disclosure in the “Management of the Fund – Prior Performance” section: (i) state that the performance for the BGF World Gold Fund (the “Related Account’) is net of all actual fees and expenses of the Related Account; (ii) if the expenses of the Fund are higher than the expenses of the Related Account, state that if the Fund’s fee structure had been used, the performance would be lower; (iii) state that the method of calculating the performance of the Related Account is different than the method that will be used to calculate the performance of the Fund; and (iv) state that the Related Account is the only account managed by BlackRock that has an investment objective, policies and strategies that are substantially similar to those of the Fund. Please also revise the heading of this section to make it clear that this section gives the prior performance of the Related Account and not the prior performance of the Fund.

Response: The requested disclosure, as applicable, has been added. Additionally, the new heading for the section is “Management of the Fund – Prior Performance of BlackRock.”

Comment 15: Please confirm that the Subsidiary’s assets will be valued in the manner set forth in the “Management of the Fund – Valuation of Fund Investments” section.

May 25, 2010

Response: The Fund confirms that the Subsidiary’s assets will be valued using the same policies and procedures as the Fund.

Comment 16: On the back cover page, please confirm that the Fund will have a website and that the statement of additional information and the shareholder reports will be available on the Fund’s website.

Response: The Trust confirms that the Fund will have a website and that the Fund’s statement of additional information and shareholder reports will be available on the website.

Comment 17: In the statement of additional information, investment restriction (1) states that the Fund may not “[i]nvest 25% or more of its total assets at the time of purchase in the securities of one or more issuers conducting their principal business activities in the same industry, provided that (a) the Fund may cause 25% or more of its total assets at the time of purchase to be invested in the securities of one or more gold-related companies as discussed in the Prospectus.” Please change “may cause” to “will cause.” The Staff does not think that Fund should be reserving discretion or freedom of action to concentrate.

Response: The requested change has been made.

Comment 18: In the statement of additional information, investment restriction (6) states that the Fund may not “[i]nvest in commodities or commodities contracts, except that the Fund may, to the extent appropriate to its investment policies, purchase securities of companies engaging in whole or in part in such activities, and may invest in currency and financial instruments and contracts that are commodities or commodity contracts.” Please confirm that this is true. Does the Subsidiary plan to invest in commodities or commodities contracts? The Staff is not sure if the Subsidiary would be required to comply with this investment restriction (6).

Response: Investment restriction (6) has been revised to read as follows:

The Fund will not:

(6) Purchase or sell commodities or contracts on commodities, except to the extent that the Fund may do so in accordance with applicable law and the Fund’s Prospectus and Statement of Additional Information, as they may be amended from time to time, and without registering as a commodity pool operator under the Commodity Exchange Act.

Comment 19: The enhanced disclosure regarding the qualifications of the Trustees of the Trust will need to be revised to provide the required enhanced disclosure for each Trustee.

Response: The form of enhanced Trustee disclosure provided in the Registration Statement was prepared by the Trust in conjunction with the Governance and Nominating Committee (the

May 25, 2010

“Committee”) of the Board of Trustees of the Trust. Although the Trust believes that the disclosure addresses the requirements of Item 17(b)(10) of Form N-1A, as amended, the Trust acknowledges that the disclosure does not provide the required information in a trustee-by-trustee format. The disclosure does however quite fulsomely provide an overview of the standards developed by the Committee to evaluate the experience, qualifications, skills and attributes necessary and desirable for Board membership and sets forth the rationale and factors supporting each trustee’s selection as a trustee. Pursuant to a follow-up call with the Staff on May 19, 2010, the Trust will file the Amendment with the enhanced Trustee disclosure in its current form and continue to work with its Committee and the Board of Trustees to revise the disclosure to address the Staff’s comment. The Trust will consider filing a supplement to the Statement of Additional Information once this disclosure is available, or it may determine to wait until its next annual update to revise such disclosure.

* * * * * * * * * *

     The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

     Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris
Ellen W. Harris

cc:	Edward Baer
Aaron Wasserman
Denis Molleur
John A. MacKinnon